UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Approach Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03834A103

(CUSIP Number)

Morgan D Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 45,239,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 45,239,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,239,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.96% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 94,333,181 shares of common stock outstanding as of March 2, 2018.

1	NAMES OF REPORTING PERSONS SDW Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 45,239,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 45,239,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,239,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.96% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 94,333,181 shares of common stock outstanding as of March 2, 2018.

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 45,239,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 45,239,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,239,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.96% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 94,333,181 shares of common stock outstanding as of March 2, 2018.

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 45,239,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 45,239,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,239,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.96% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 94,333,181 shares of common stock outstanding as of March 2, 2018.

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 45,239,713 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 45,239,713 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,239,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.96% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 94,333,181 shares of common stock outstanding as of March 2, 2018.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statements on Schedule 13D filed by the Reporting Persons with the Commission on February 3, 2017, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on March 28, 2017, Amendment No. 2 thereto filed by the Reporting Persons with the Commission on May 26, 2017, Amendment No. 3 thereto filed by the Reporting Persons with the Commission on June 15, 2017, Amendment No. 4 thereto filed by the Reporting Persons with the Commission on December 19, 2017, Amendment No. 5 thereto filed by the Reporting Persons with the Commission on December 29, 2017, and Amendment No. 6 thereto filed by the Reporting Persons with the Commission on January 11, 2018 (as amended, the “Original Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Approach Resources, Inc. (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings given to them in the Original 13D. The Original 13D is hereby amended as follows:

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

The Reporting Persons intend to continue to evaluate, on an ongoing basis, their intentions with respect to the Issuer and their investment in the securities of the Issuer. In the course of this continuing evaluation, the Reporting Persons intend to engage in discussions with the Issuer regarding their investment in the Issuer, including the possible acquisition of additional shares of Common Stock, through the exchange of additional 7% Senior Secured Notes due 2021 currently held by the Reporting Persons for Common Stock or otherwise. As of the date of this report, the Reporting Persons hold approximately $60 million in principal of the Issuer’s 7% Senior Secured Notes due 2021, and 45,239,713 shares of Common Stock, representing approximately 47.96% of the outstanding shares of Common Stock. The acquisition of additional shares of Common Stock could result in the Reporting Persons beneficially owning Common Stock in excess of 48.61% of the outstanding Common Stock (the “Equity Cap”), which as previously reported is the limit on the Reporting Persons ownership of Common Stock as agreed to in the Stockholders Agreement. In connection with such discussions, the Reporting Persons intend to discuss with the Issuer various amendments to the Stockholders Agreement, including but not limited to a waiver or modification of the Equity Cap.

The Reporting Persons reserve all rights with respect to, and will continue to evaluate, all alternatives with respect to their investment in the securities of the Issuer. Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate with respect to their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5. Interest in Securities of the Issuer

Items 5 (a) and (b) of the Original 13D are hereby amended by replacing them in their entirety with the following:

(a)	Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 45,239,713 shares of Common Stock, representing approximately 47.96% of the Issuer’s issued and outstanding shares of Common Stock, based on 94,333,181 shares of Common Stock outstanding as of March 2, 2018.

(b)	Each of the Reporting Persons may be deemed to have shared power shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 45,239,713 shares of Common Stock, representing approximately 47.96% of the Issuer’s issued and outstanding shares of Common Stock, based on 94,333,181 shares of Common Stock outstanding as of March 2, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by adding the following:

Certain of the Reporting Persons have purchased debt securities of the Issuer of various maturities and in various amounts as part of their normal investment program. As of the date of this report, the Reporting Persons hold approximately $60 million in principal of the Issuer’s 7% Senior Secured Notes due 2021. The information in Item 4 of this Schedule 13D is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

SDW INVESTMENTS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).